United States securities and exchange commission logo





                 December 30, 2020

       Marc Benioff
       Chief Executive Officer
       salesforce.com, inc.
       415 Mission Street, 3rd Floor
       San Francisco, CA 94105

                                                        Re: salesforce.com,
inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 23,
2020
                                                            File No. 333-251658

       Dear Mr. Benioff:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Larry
       Spirgel, Office Chief, at (202) 551-3815 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Ronald C. Chen, Esq.